

February 23, 2010

Mr. Weiguo Zhang
Chief Operating Officer and President
Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, MD 20850

> **Re:** **Synutra International, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **Response Letter Dated January 20, 2010**
> **File No. 001-33397**

Dear Mr. Zhang:

We have completed our review of the above-listed filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief